CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Fixed Rate Step-Up Callable Notes due 2025	$125,000,000	$8,912.50

June 2010 Pricing Supplement No. 425 Registration Statement No. 333-156423 Dated June 23, 2010 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS

Senior Fixed Rate Step-Up Callable Notes due June 11, 2025
Global Medium Term Notes, Series F

We, Morgan Stanley, have the right to redeem the notes on any quarterly redemption date, beginning June 11, 2011. Subject to our quarterly redemption right, the amount of interest payable on the notes will be (i) Years 1-3: 5.00%, (ii) Years 4-6: 6.00%, (iii) Years 7-9: 8.00%, (iv) Years 10-12: 10.00% and (v) Years 13-Maturity: 12.00%, payable semi-annually.

The notes offered hereby will constitute a further issuance of, and will be consolidated with, the $625,000,000 aggregate principal amount of Senior Fixed Rate Step-Up Callable Notes due June 11, 2025 issued on June 11, 2010, with we refer to as the "existing notes," and will form a single tranche with those existing notes.  The notes offered hereby will have the same CUSIP and ISIN as the existing notes and will trade interchangeably with the existing notes.

All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$125,000,000, for a total aggregate principal amount, together with the $625,000,000 principal amount of the existing notes, of $750,000,000.
Stated principal amount:	$1,000
Issue price:	$1,000 (100%), plus accrued interest from June 11, 2010, which was the original issue date for the existing notes
Pricing date:	June 23, 2010
Original issue date for the notes offered hereby:	June 30, 2010 (5 business days after the pricing date)
Interest accrual date:	June 11, 2010, which was the original issue date for the existing notes
Maturity date:	June 11, 2025
Interest rate:
5.00%, from and including the original issue date for the existing notes to but excluding June 11, 2013;
6.00%, from and including June 11, 2013 to but excluding June 11, 2016;
8.00%, from and including June 11, 2016 to but excluding June 11, 2019;
10.00%, from and including June 11, 2019 to but excluding June 11, 2022; and
12.00%, from and including June 11, 2022 to but excluding the maturity date.

Interest payment period:	Semi-Annually
Interest payment dates:
Each June 11 and December 11, beginning December 11, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
Beginning June 11, 2011, we have the right to redeem all of these notes on any quarterly redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Redemption percentage at redemption date:	100%
Redemption dates:	Each March 11, June 11, September 11 and December 11, beginning June 11, 2011
Specified currency:	U.S. dollars
Trustee:	The Bank of New York Mellon
Calculation agent:	The Bank of New York Mellon
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	61745EP21
ISIN:	US61745EP212
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Issuer(1)
Per Note:	100%	2.25%	97.75%
Total:	$125,000,000	$2,812,500	$122,187,500
(1)	Plus accrued interest from and including the original issue date for the existing notes.
(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of 2.25% for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 2.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated December 23, 2008                 Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Siebert Capital Markets	Keefe, Bruyette & Woods

Senior Fixed Rate Step-Up Callable Notes due June 11, 2025

The Notes

The notes offered are debt securities of Morgan Stanley.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes are subject to the credit risk of Morgan Stanley.

The notes offered hereby will constitute a further issuance of, and will be consolidated with, the $625,000,000 aggregate principal amount of Senior Fixed Rate Step-Up Callable Notes due June 11, 2025 issued on June 11, 2010, with we refer to as the "existing notes," and will form a single tranche with those existing notes.  The notes offered hereby will have the same CUSIP and ISIN as the existing notes and will trade interchangeably with the existing notes.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.”

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

▪
Early Redemption Risk. The issuer retains the option to redeem the notes on any quarterly redemption date, beginning on June 11, 2011.  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.

▪
Investors Are Subject to Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and therefore, investors are subject to our credit risk.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity.

June 2010	Page 2

Senior Fixed Rate Step-Up Callable Notes due June 11, 2025

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The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes.  They Also Expect To Hedge The Issuer’s Obligations Under The Notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

June 2010	Page 3

Senior Fixed Rate Step-Up Callable Notes due June 11, 2025

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On June 23, 2010, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 97.75%, which we refer to as the “purchase price.”  The purchase price equals the stated issue price of 100% less a combined management and underwriting commission of 2.25% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$123,750,000
Muriel Siebert & Co., Inc.	$625,000
Keefe, Bruyette & Woods, Inc.	$625,000
Total	$125,000,000

We expect to deliver the notes against payment therefor in New York, New York on June 30, 2010, which will be the fifth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of 2.25% for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

June 2010	Page 4

Senior Fixed Rate Step-Up Callable Notes due June 11, 2025

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at .www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at .www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

June 2010	Page 5